SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

SCHEDULE 13G/A
(Amendment No. 1)
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

Stratasys Ltd.

(Name of Issuer)

Ordinary Shares, Nominal Value NIS 0.01

(Title of Class of Securities)

M85548 101

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M85548 101	13G/A	Page 2 of 6 Pages
1.	NAMES OF REPORTING PERSONS Philippe J. Setton
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,511,035 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,511,035 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,511,035 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.1% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Consists of (i) 1,122,076 Ordinary Shares held by Tyres Tech LLC and (ii) 388,959 Ordinary Shares held by Merto Holdings LLC.  Excludes 57,442 Ordinary Shares held by an entity in which the Reporting Person holds a 50% non-voting, economic interest. See Item 4.

(2)
Based on 48,738,369 Ordinary Shares issued and outstanding as of September 30, 2013 (based on information appearing in the consolidated financial statements of the Issuer for the three and nine months ended September 30, 2013, annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on November 7, 2013, as subsequently verified by the Reporting Person with the Issuer).

Item 1(a).	Name of Issuer:

The name of the issuer is Stratasys Ltd. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Issuer has dual principal executive offices, located at 2 Holtzman Street, Science Park, P.O. Box 2496, Rehovot 76124, Israel and 7665 Commerce Way, Eden Prairie, Minnesota 55344.

Item 2(a).	Name of Person Filing:

Philippe J. Setton (the “Reporting Person”) is filing this Amendment No. 1 (this “Amendment”) to the Statement of Beneficial Ownership on Schedule 13G filed by the Reporting Person on February 14, 2013 (the “Original Statement”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of the Reporting Person is c/o Cofis SA, Place de l’Université 7, 1205 Geneva, Switzerland.

Item 2(c).	Citizenship:

The Reporting Person is a citizen of Italy.

Item 2(d).	Title of Class of Securities:

This Amendment relates to the ordinary shares, nominal value New Israeli Shekel (“NIS”) 0.01 per share (“Ordinary Shares”), of the Issuer.

Item 2(e).	CUSIP Number:

The CUSIP number of the Ordinary Shares is M85548 101.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________________

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)	Amount beneficially owned: 1,511,035 Ordinary Shares*
(b)	Percent of class: 3.1%**
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,511,035*
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 1,511,035*

* Consists of: (x) 1,122,076 Ordinary Shares held by Tyres Tech LLC, a Delaware limited liability company (“Tyres Tech”), with respect to which the Reporting Person possesses voting and dispositive power; and (y) 388,959 Ordinary Shares held by Merto Holdings LLC, a Delaware limited liability company (“Merto Holdings”), with respect to which the Reporting Person possesses voting and dispositive power. The Reporting Person disclaims beneficial ownership of all such Ordinary Shares except to the extent of his pecuniary interest therein.  The beneficial ownership of the Reporting Person reported in this Item 4 excludes 57,442 Ordinary Shares that are held by an entity in which the Reporting Person possesses a 50% non-voting economic interest, as the Reporting Person lacks power to vote, direct the vote, dispose or direct the disposition of those Ordinary Shares.

**This percentage is based on 48,738,369 Ordinary Shares issued and outstanding as of September 30, 2013 (based on information appearing in the consolidated financial statements of the Issuer for the three and nine months ended September 30, 2013, annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on November 7, 2013, as subsequently verified by the Reporting Person with the Issuer)

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

All of the 1,122,076 Ordinary Shares held by Tyres Tech as of December 31, 2013 are held for the benefit of the Reporting Person. The remaining 362,444 Ordinary Shares that had been held by Tyres Tech for the benefit of a company in which the Reporting Person holds no interest, as reported in the Original Statement, have been sold.

While the Reporting Person possesses voting and dispositive power with respect to all 388,959 Ordinary Shares held by Merto Holdings, all of such Ordinary Shares are held for the benefit of other persons and/or entities, none of which beneficially owns in excess of 5% of the outstanding Ordinary Shares.  Those other persons and/or entities have the right to receive, all of the dividends from, and proceeds from the sale of, the 388,959 Ordinary Shares held by Merto Holdings.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Philippe J. Setton PHILIPPE J. SETTON

Dated: February 6, 2014